,October 15, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter Dated October 7, 2008
File No. 001-33143

Dear Mr. Rosenberg:

We are in receipt of the Comment Letter dated October 7, 2008 regarding our Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended March 31, 2008. We wish to advise you that we will provide our response on or before the close of business on Monday, October 31, 2008.

Do not hesitate to contact me if you have any questions. Thank you for your cooperation.

Sincerely yours,

AmTrust Financial Services, Inc.

By: /s/ Stephen Ungar
Stephen Ungar
General Counsel